Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Filling the Middle Market in Space: Redwire CEO Talks Strategy and SPAC

ViaSatellite

By Rachel Jewett

3 June 2021

A year ago, a new space company called Redwire was announced, formed through private equity firm AE Industrial Partners. The company started out by acquiring Deep Space Systems (DSS), and there were a lot of questions about what direction this new venture might take.

Since then, Redwire has had a busy year, and has completed seven acquisitions including New Space darling, additive manufacturing company Made in Space, and established companies in niche space markets like Adcole Space. Recently, the company also added its name to the list of space companies going public through a special-purpose acquisition corporation (SPAC). It is in the midst of going public through a merger with Genesis Park Acquisition Corp., which will make Redwire a publicly traded company valued at $615 million.

It’s an interesting time for the space infrastructure company as it goes public and works to integrate its acquisitions into a cohesive company. Redwire is looking to fill the middle market in the space economy, and offer a wide range of capabilities that will be a part of a wide range of space missions from on-orbit servicing, assembly and manufacturing to sensors and components. The company expects to report $163 million in revenue this year, and has a backlog greater than $150 million.

The company is led by Peter Cannito, former CEO of Polaris Alpha, which is now part of Parsons. In this interview, Cannito lays out the thesis for Redwire as a pure play space company, digs into the company’s strategy for acquisitions, and explains why it chose to go public through a SPAC within a year of formation.

VIA SATELLITE: What is the origin story of Redwire, and how did the strategy for the company develop?

Cannito: As an operating partner at AE Industrial, which is the private equity partner behind Redwire, we recognized that the space industry was at an inflection point with the reduction in launch costs driving down the cost of being in space.

The space industry is shaped somewhat like a barbell, with large aerospace primes on one side. They’re diversified across multiple sectors — they’re not a pure play space company. Although they have extraordinary flight heritage, they sometimes struggle with innovation because they might be cannibalizing their own legacy programs.

You don’t have much of a middle market in space. Then you have a very fragmented market on the other side of the barbell, where you have small companies. Some companies have tremendous flight heritage and are focused on a specific niche technology. They may be extremely capable in that technology, but they’ve never scaled, primarily due to a lack of capital. Then you have what people call New Space. They have a lot of disruptive technologies, but they don’t have a lot of flight heritage.

In space, flight heritage is the coin of the realm. We came up with a differentiated position that combines some of these niche technology providers with the disruptors that have demonstrated they can cross the valley of death and gain market acceptance and become cash flow positive. It’s the best of both worlds — disruptive, but with great heritage. We refer to ourselves as a first-mover, industry consolidator, filling that middle market for a pure play space company of scale.

VIA SATELLITE: Was it always planned for Redwire to go public?

Cannito: We always had that as a potential outcome. But when you’re first getting started, you want to remain agile from a capital perspective, it wasn’t a foregone conclusion. We always kept our options open. But it certainly was one of the avenues that we looked at for our long-term growth at the right time.

VIA SATELLITE: Why was this the right timing?

Cannito: The timing was a result of the amount of traction that we were able to achieve in a really short period of time. We did seven acquisitions in 12 months, which really accelerated our growth. We quickly came to the conclusion that going public only strengthened that position by allowing us to access the public markets for additional capital, which is important when acquiring companies, integrating, and innovating like we are.

We already feel that we’re the acquirer of choice for space founders that see the benefit of joining a larger, high-growth company to fulfill their goals or to scale in their particular focus area. Having that public currency is a way to incentivize deals.

VIA SATELLITE: Why did you choose to use a SPAC?

Some people believe that the SPAC has been used by more speculative companies to go public. But a SPAC is just an efficient mechanism for going public. You don’t have to be a speculative company in order to take advantage of the efficiencies of going public via SPAC, especially if you pick the right partner. We purposely selected Genesis Park, because they have a tremendous amount of experience in aerospace.

When people hear about Redwire going public via the SPAC and they start looking into us, I believe that they’ll think we have a very reasonable valuation. We are revenue and cash flow positive and growing. The SPAC, from our perspective, was just an efficient way to access the public markets for the capital we need to continue our successful track record of mergers and acquisition.

VIA SATELLITE: What strategy do you use as you evaluate companies and make acquisition decisions?

Cannito: Redwire is focused on acquiring successful companies — we don’t look for turnarounds. We partner with founders who may have a unique technology or have been able to break into a program, and aren’t sure that they want to go it alone to achieve the scale to realize their full potential. We call it joining the cause. I’m very proud of the fact that all the founders of the companies that we’ve acquired, who were actively involved in the day-to-day operations of their business, have stayed on and become a part of Redwire.

There is a misconception that we’re a holding company. That is not the case. We are an integrated Redwire, we are unifying under a single brand. We’ll be sunsetting the legacy brands, while still honoring their legacy over time.

VIA SATELLITE: How are you approaching integrating the different companies you have acquired? That can be a roadblock for some companies.

Cannito: First and foremost, what we call “do no harm.” We only acquire companies that are already successful in their own right, so we don’t want to do anything to mess that up. During the due diligence phase, we ensure that they’re in a good financial position, have a good cultural fit, and have a strategic and technological alignment with the overall vision for Redwire of providing mission-critical space infrastructure across civil, commercial, and national security. Companies come in with very similar DNA to Redwire at large, and to the other companies that we’ve acquired.

Using our do no harm approach, we take some time. We allow them to operate within Redwire as a separate entity to get acclimated, and for us to really understand the business. Then we move toward integrating the low-hanging fruit, typically things like business development. Many of these companies have extraordinary opportunities, great customer relationships, and great technology, but don’t have the scale necessary to invest in large-scale business development operations.

[The companies] typically have a gap, somewhere where they’ve been struggling. Maybe they don’t have a mature financial enterprise, or some may have urgent needs in terms of IT. We start working on those urgent needs concurrently with business development, until we work on all the different segments of the business, until they’re fully integrated.

VIA SATELLITE: Can you give any more perspective on what types of companies and capabilities Redwire is looking to acquire moving forward?

Cannito: We look at our future acquisitions from two perspectives. One is continuing to strengthen our focus area. With our acquisition of Roccor and our most recent acquisition of Deployable Space Systems, we’re starting to generate critical mass in next-generation deployables, solar arrays, power solutions. We’re looking for opportunities to strengthen those core competencies.

In addition to that we are still looking for other areas of opportunity where there are critical space infrastructure systems that are relevant across civil, commercial, and national security space. Picks and shovels that regardless of your mission in space, would be a critical capability.

VIA SATELLITE: With all of these different offerings, how would you describe your range of customers?

Cannito: Regardless of whether you’re a government agency, a commercial company that wants to deploy a space capability, we can be a trusted mission partner to help enable you to realize the mission [whether it’s] Earth Observation, human landing systems, deep space exploration. We see any organization that is trying to achieve an objective in space as a customer.

If you look at the history of Adcole, we have over 150 missions flown in that legacy company alone. These [technologies] have been on all of the premier capabilities: GPS, Voyager, New Horizons. Roccor is supporting the Solar Cruiser from NASA. We had navigation centers on Perseverance, and they used our thermal analysis software for the Ingenuity helicopter.

VIA SATELLITE: Your valuation of $615 million is more conservative than some of the other SPACs. And Redwire reports the most revenue at this point compared to the other space SPACs. Why did you approach pricing this way?

Cannito: We looked at comparable companies across the industry and wanted to make sure that we positioned our valuation to achieve a good outcome for the long term. We’re a long-term, conservative, focused company. We looked at our capital requirements that we felt were necessary in order to accelerate our growth. We don’t require additional investment in order to achieve our objectives, so we can be patient. We wanted to come out at a valuation that positioned us for long-term success and I feel like that’s where we ended up.

VIA SATELLITE: Redwire has acquired Made In Space, with on-orbit servicing, assembling, and manufacturing, along with other tools to commercialize LEO and space domain awareness. This is advanced technology. How do you see Redwire enabling the future space economy?

Cannito: We’re on an inflection point for humanity’s expansion into space. In the past, space has been the domain of dreamers and scientists, but that’s not the case anymore. It is such a critical part of the world economy. It’s no longer about experimentation, research, exploration — it’s about the economic future. That’s why we are seeing such acceleration in the market for space-based missions.

We envision a future in which the human economy moves off Earth into space, and we start to explore the economic benefits of the solar system. That’s a really exciting thing for us, and we want to be a key enabler — going back to that picks and shovels analogy —of the exploration and economic development of this new frontier. We believe that space is a team sport. Nobody should be going it alone.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination;

(7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.